UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           MYSTIQUE DEVELOPMENTS, INC.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                    628652109
                                 (CUSIP Number)

               Kim M. Fuerst                          With copies to:
                President and                   Patricia M. Merrick,  Esq.
          Chief Executive Officer               Davis, Graham & Stubbs LLP
         Mystique Developments, Inc.            370 17th Street, Suite 4700
       1820 South Elena Avenue, Ste. B            Denver, Colorado  80202
       Redondo Beach, California 90277                (303) 892-9400
               (310) 546-5741


           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 September, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 5 pages

CUSIP No. 628652109                SCHEDULE 13D                Page 2 of 5 Pages



   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Kim M. Fuerst

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  /  /

                                                             (b)  /  /

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*

            PF

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

       NUMBER OF           7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY                 612,500 (See Item 5.)
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
                           8    SHARED VOTING POWER


                           9    SOLE DISPOSITIVE POWER

                                   612,500 (See Item 5.)

                          10    SHARED DISPOSITIVE POWER

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            612,500 (See Item 5.)

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          /  /

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 30%, based upon 1,545,076 shares of Common Stock outstanding as of the date hereof.

  14    TYPE OF REPORTING PERSON*

            IN

Mystique Developments, Inc.                                    Page 3 of 5 Pages
SCHEDULE 13D                                                     August 21, 1997



ITEM 1. SECURITY AND ISSUER.

     Shares of Common Stock, par value $.01 per share (the "Shares") of:

     Mystique Developments, Inc.
     1820 South Elena Avenue, Suite B
     Redondo Beach, California   90277
     (310) 546-5741

     The names and addresses of the principal executive officers of the Company are as follows:

   NAME                      TITLE                         ADDRESS

Kim M. Fuerst          President and CEO             1820 South Elena Avenue, #B
                                                     Redondo Beach, CA 90277

Faisal Chaudhary       Secretary                     1820 South Elena Avenue, #B
                                                     Redondo Beach, CA 90277

David L. Milanesi      Treasurer, Chief Financial    1801 Broadway, Suite 600
                       & Accounting Officer          Denver, CO 80202



ITEM 2. IDENTITY AND BACKGROUND.

     (a)  Kim M. Fuerst
     (b)  1820 South Elena Avenue, Suite B, Redondo Beach, CA 90277
     (c)  President, CEO and Director of Issuer.
     (d) Mr. Fuerst has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) Mr. Fuerst has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f)  United States citizenship.

Mystique Developments, Inc.                                    Page 4 of 5 Pages
SCHEDULE 13D                                                     August 21, 1997



ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     In September 1996, Mr. Fuerst acquired 112,500 Shares at $.25 per share in a private transaction from Mystique Resources Company. The acquisition resulted in an equity ownership position of 20.1% for Mr. Fuerst. Mr. Fuerst used his own funds for the acquisition. Additionally, on October 18, 1996, pursuant to the terms of an Incentive Stock Option Plan adopted October 18, 1996, the Issuer granted Mr. Fuerst an option to purchase up to 500,000 Shares at an exercise price of $1.00 per share, increasing Mr. Fuerst's beneficial equity ownership position to 58%. Concurrently therewith, however, the Company undertook a private placement of 985,000 Shares, which resulted in a reduction of Mr. Fuerst's equity position to approximately 30%.

ITEM 4. PURPOSE OF TRANSACTION.

     In September 1996, the three members of the board of directors of the Company resigned, and Mr. Fuerst was appointed to fill one of the resulting vacancies. Mr. Fuerst acquired his Shares at approximately the same time as his directorship, and concurrently therewith, assumed the office of President and Chief Executive Officer of the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

  (a)-(b) Mr. Fuerst beneficially owns 612,500 Shares, which includes incentive stock options to purchase 500,000 Shares, presently exercisable at $1.00 per share. Mr. Fuerst's beneficial ownership represents approximately 30% of the Company's Shares. Mr. Fuerst has sole voting and dispositive power over such Shares.

     (c) Mr. Fuerst has not been involved in any Share transactions during the last sixty days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares.

     (e) Mr. Fuerst continues to be the beneficial owner of more than 5% of the Company's Shares.

Mystique Developments, Inc.                                    Page 5 of 5 Pages
SCHEDULE 13D                                                     August 21, 1997



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships between Mr. Fuerst and any other person with respect to any securities of the Company other than an Incentive Stock Option Agreement pursuant to an Incentive Stock Option Plan, dated October 18, 1996, between the Company and Mr. Fuerst, for the purchase of 500,000 Shares at an exercise price of $1.00 per share.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit A --      Incentive Stock Option Plan, adopted October 18, 1996,
                          between the Company and Mr. Fuerst.

        Exhibit B --      Incentive Stock Option Agreement, dated October 18,
                          1996, between the Company and Mr. Fuerst.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated August 21, 1997                 /s/ Kim M. Fuerst
                                      ------------------------------------------
                                      Kim M. Fuerst
                                      President, CEO and Director